UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67987

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.K. WALLACE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

270 LAFAYETTE ST., SUITE 1204
(No. and Street)

NEW YORK	NY	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EVERETT K. WALLACE — 212-965-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, EVERETT K. WALLACE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.K. WALLACE SECURITIES LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JACKIE THOMPSON
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01TH6366233
Qualified in New York County
Commission Expires Oct. 30, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E.K. WALLACE SECURITIES, LLC

Financial Statements
For the Fiscal Year End December 31, 2017
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
E.K. Wallace Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of E.K. Wallace Securities, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2011.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 14, 2018
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

E.K. WALLACE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	11,174
Prepaid expenses and deposits		3,529
Total assets		14,703

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable		1,019
Accrued expenses		114
Due to related party		764
Total liabilities		1,897
MEMBER'S EQUITY		12,806
Total liabilities and member's equity	$	14,703

See accompanying notes.

E.K. WALLACE SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE		
Investment banking	$	-
GENERAL AND ADMINISTRATIVE EXPENSES		
Compensation and benefits		3,499
Professional services		18,119
Occupancy and equipment		9,168
Licenses and registration		2,199
Insurance		699
IT, data and communications		432
Total expenses		34,116
NET LOSS	$	(34,116)

See accompanying notes.

E.K. WALLACE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Total
Balance, December 31, 2016	$ 12,222
Member's contributions	34,700
Net loss	(34,116)
Balance, December 31, 2017	$ 12,806

See accompanying notes.

4

E.K. WALLACE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(34,116)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in prepaid expenses and deposits		887
Change in accounts payable		(1,959)
Change in accrued expenses		1
Chang in due to related party		764
NET CASH USED BY OPERATING ACTIVITIES		(34,423)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's contributions		34,700
NET CASH PROVIDED BY FINANCING ACTIVITIES		34,700
NET INCREASE IN CASH AND CASH EQUIVALENTS		277
CASH AND CASH EQUIVALENTS:		
Beginning of period		10,897
End of period	$	11,174

See accompanying notes.

E. K. WALLACE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of New York in December 2007 that began business in March 2011. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is investment banking services.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank account in high credit quality institutions. Deposits at times may exceed federally insured limits.

Income Taxes: The Company has elected to be taxed as a sole proprietorship. Therefore, the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

New Accounting Pronouncement:
In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for 2018. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE 2 - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $9,276, which was $4,276 in excess of its required net capital of $5,000, and the percentage of aggregate indebtedness to net capital was 20.45%.

NOTE 3 - RELATED PARTIES

The Company leases office facilities from an affiliate, E.K. Wallace, LLC, under a sublease that expires December 31, 2017. Rent expense under the agreement for 2017 was approximately $9,168.

Financial position and results of operations might differ from the amounts in the accompanying financial statements if this related party transaction did not exist.

NOTE 4 - CONTINGINCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2017.

NOTE 5 – NET LOSS

The Company has incurred a loss during the year ended December 31, 2017 and was receiving   contributions from its member for working capital and net capital. The Company's member has represented that he intends to continue to make capital contributions, as needed, to insure the Company's survival through January 1, 2019.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

E.K. WALLACE SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2017

NET CAPITAL:

Total member's equity	$	12,806
Less non-allowable assets:		
Prepaid expenses and deposits		3,529
Net capital before haircuts		9,276
Less haircuts		-
Net capital		9,276
Less required net capital		5,000
Excess net capital	$	4,276
Aggregate indebtedness	$	1,897
Percentage of aggregate indebtedness to net capital		20.45%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017.

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.

E.K. WALLACE SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.



E.K. WALLACE SECURITIES LLC
270 LAFAYETTE STREET, SUITE 1204, NEW YORK, NEW YORK 10012

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

January 26, 2018

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

E.K. Wallace Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2017.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: Everett Wallace

Title: CEO

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
E.K. Wallace Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) E. K. Wallace Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which E. K. Wallace Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) E. K. Wallace Securities, LLC stated that E. K. Wallace Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. E. K. Wallace Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E. K. Wallace Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 14, 2018
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC